Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:
Compass Bancshares, Inc.
(Commission File No. 1-31272)

   Contacts:
BBVA	Compass
Ricardo Marine, Investor Relations New York Office (212) 728-1660 E-mail: ricardo.marine@bbvany.com	Ed Bilek, Investor Relations (205) 297-3331 E-mail: ed.bilek@compassbank.com Website: www.compassbank.com

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC.  BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass.  In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a definitive proxy statement of Compass dated June 29, 2007 that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contains and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department.  BBVA has also filed certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its June 21, 2007 shareholders’ meeting held in connection with the proposed transaction, which are available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F/A, which was filed with the SEC on June 28, 2007, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006.  Additional information regarding the interests of such potential participants is also included in the Registration Statement and in the definitive proxy statement/prospectus for the proposed transaction and the other relevant documents filed with the SEC.

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COMPASS STOCKHOLDER ELECTION DEADLINE IS AUGUST 30, 2007

Madrid, Spain and Birmingham, Alabama, August 14, 2007 – Banco Bilbao Vizcaya Argentaria, S.A. (NYSE: BBV Madrid: BBVA) and Compass Bancshares, Inc. (NASDAQ: CBSS) today announced that the election deadline for Compass stockholders to make transaction consideration elections in connection with BBVA’s acquisition of Compass is 5:00 p.m., New York City time, on August 30, 2007.  Compass stockholders of record wishing to make an election regarding the form of consideration they would prefer to receive must deliver to The Bank of New York, the exchange agent in the transaction; properly completed election forms, together with their stock certificates, a book-entry transfer of shares or a properly completed notice of guaranteed delivery.  These must be received by The Bank of New York by the election deadline of 5:00 p.m., New York City time, on August 30, 2007.

  The Compass shareholders approved the transaction at a special shareholders meeting held on August 8, 2007.  On June 21, 2007, BBVA shareholders approved a capital increase to partially fund the acquisition of Compass.  The transaction is expected to be completed on September 7, 2007, assuming receipt of all applicable regulatory approvals, the expiration of all regulatory waiting periods, and the satisfaction of the other conditions contained in the transaction agreement.

As consideration in the transaction, Compass stockholders may elect to receive, in exchange for each of their shares of Compass common stock, either 2.8 BBVA American Depositary Shares (ADSs) or $71.82 in cash.  All elections are subject to the proration procedures provided in the transaction agreement. As a result, stockholders who elect to receive entirely BBVA ADSs or entirely cash may receive a combination of BBVA ADSs and cash, and stockholders who elect to receive a combination of BBVA ADSs and cash may receive BBVA ADSs and cash in a different proportion from what they elected.

Stockholders who do not submit a properly completed election form to the exchange agent by the election deadline will be deemed not to have made an election as to the form of consideration they will receive.  Such stockholders will receive BBVA ADSs, cash, or a combination of both, depending on the elections of other Compass stockholders.

After Compass stockholders have made their elections and tendered their shares of Compass common stock to the exchange agent, they will be unable to sell or transfer their shares of Compass common stock unless they revoke their election prior to the election deadline.

All of the documents necessary to make an election were previously mailed on August 1, 2007 to Compass stockholders of record as of July 26, 2007.  Compass stockholders of record may obtain additional copies of the election materials by contacting the exchange agent, The Bank of New York, toll-free at 1-800-507-9357 or by downloading them from Compass’ website at www.compassbank.com under the “Compass-BBVA” link.  Compass stockholders who hold their shares in “street name” may obtain additional copies of the election materials by contacting their broker.

A more complete description of the transaction consideration and the proration procedures applicable to elections is contained in the proxy statement/prospectus dated June 29, 2007,

mailed to Compass stockholders of record on or about July 3, 2007.  Compass stockholders are urged to read the proxy statement/prospectus carefully and in its entirety.  Copies of the proxy statement/prospectus may be obtained for free by following the instructions below under “Additional Information About this Transaction.”

About BBVA

Banco Bilbao Vizcaya Argentaria, S.A. is a financial group with more than $620 billion in total assets, 42 million clients, 7,500 branches and approximately 101,000 employees in more than 30 countries. The BBVA Group maintains a leadership position in Spain, Mexico, Latin America and has started a growth and diversification strategy in the U.S. and Asia.

About Compass

Compass Bancshares, Inc. is a $34.9 billion Southwestern financial holding company which operates 415 full-service banking offices including 162 in Texas, 89 in Alabama, 74 in Arizona, 44 in Florida, 33 in Colorado and 10 in New Mexico. Compass is among the top 30 U.S. bank holding companies by asset size and ranks among the top earners of its size based on return on equity. Shares of Compass’ common stock are traded through the NASDAQ Global Select MarketSM exchange under the symbol CBSS. Additional information about Compass, a member of the S&P 500 Index and Dow Jones Select Dividend Index, can be found at www.compassbank.com.

Additional Information About this Transaction

Compass stockholders are urged to read the proxy statement/prospectus regarding the proposed transaction of BBVA and Compass, which was first mailed to Compass stockholders on or about July 3, 2007, because it contains important information.  They may obtain a free copy of the proxy statement/prospectus and other related documents filed by BBVA and Compass with the Securities and Exchange Commission (SEC) at the SEC’s website at www.sec.gov.  The proxy statement/prospectus and the other documents also may be obtained for free by accessing Compass’s website at www.compassbank.com or in hard copy upon request to the information agent, Morrow & Co., Inc., at 1-800-460-1014.

Forward-looking Statements

Statements in this news release that are not historical facts should be considered forward-looking statements with respect to BBVA or Compass.  Forward-looking statements of this type speak only as of the date of this report. By nature, forward-looking statements involve inherent risk and uncertainties.  Various factors, including, but not limited to, unforeseen local, regional, national or global events, economic conditions, asset quality, interest rates, loan demand, changes in business or consumer spending, borrowing or savings habits, deposit growth, adequacy of the reserve for loan losses, competition, stock price volatility, government monetary policy, anticipated expense levels, changes in laws and regulations, the level of success of the company’s asset/liability management strategies as well as its marketing, product development, sales and other strategies, the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board, the International Financial Reporting Standards adopted by the European Union and applicable to BBVA, and other accounting standard setters, the costs and effects of litigation and of unexpected or adverse outcomes in such litigation, matters related to the proposed transaction between BBVA and Compass (including, among others, receipt of regulatory approvals, risks related to integration issues, and cost and revenue synergies) and changes in the assumptions used in making the forward-looking statements, could cause actual results to differ materially from those contemplated by the forward-looking statements.  BBVA and Compass undertake no obligation to update or revise forward-looking statements to reflect subsequent circumstances, events or information or for any other reason.